COLUMBIA FUNDS SERIES TRUST

225 Franklin Street

Boston, MA 02110

June 17, 2016

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust
	Columbia Large Cap Growth Fund II (formerly known as Columbia Marsico 21st Century Fund)	Post-Effective Amendment No. 150 Registration File Nos.: 333-89661; 811-09645
	Columbia Large Cap Growth Fund III (formerly known as Columbia Marsico Focused Equities Fund)	Post-Effective Amendment No. 151 Registration File Nos.: 333-89661; 811-09645
	Columbia Large Cap Growth Fund V (formerly known as Columbia Marsico Growth Fund)	Post-Effective Amendment No. 152 Registration File Nos.: 333-89661; 811-09645
	Columbia Select Global Growth Fund (formerly known as Columbia Marsico Global Fund)	Post-Effective Amendment No. 153 Registration File Nos.: 333-89661; 811-09645

Dear Mr. Cowan:

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission (Commission) on June 13, 2016, for the above-referenced Post-Effective Amendments (each a Filing and together the Filings) filed by and on behalf of Columbia Funds Series Trust (the Registrant) on behalf of its series, Columbia Large Cap Growth Fund II, Columbia Large Cap Growth Fund III, Columbia Large Cap Growth Fund V and Columbia Select Global Growth Fund (each a Fund and together the Funds). Comments and responses are outlined below.

Comments on the prospectus of each of the Funds:

Comment 1:	Please add any omitted share class ticker symbols to each Fund’s prospectus and on EDGAR when available.

Response:	Share class ticker symbols will be added to each Fund’s prospectus and on EDGAR when available. It is currently anticipated that Class Y shares of each Fund will commence operations and public offering at a future date and that, upon commencement of operations, the prospectus will be supplemented to include the ticker symbol, and the EDGAR database will be updated to reflect the ticker symbol.

Comment 2:	Please provide updated annual fund operating expense tables so that the staff may review the updated information prior to the filing’s effective date.

Response:	Please see Exhibit A to this letter.

Comment 3:	If the Fund is advised by or sold through an insured depository institution, state that, “An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”

Response:	The Fund is not advised or sold through an insured depository institution; however, we will nonetheless add the disclosure noted.

Comment 4:	The narrative preceding the bar chart and Average Annual Total Returns table in the Performance Information section includes the following disclosure:

The performance of one or more share classes shown in the table below begins before the indicated inception date for such share class. The returns shown for each such share class include the returns of the Fund’s Class A shares (without applicable sales charges and adjusted to reflect the higher class-related operating expenses of such classes, where applicable) for periods prior to its inception date.

Please consider specifically identifying the share classes that include performance of Class A shares.

Response:	We have reviewed the disclosure and, after careful consideration, we believe the current disclosure describes the share classes that include the returns of another share class.

Comment 5:	Item 9 of Form N-1A states that the discussion in the prospectus should expand on the disclosure in Item 4 and should not be substantially the same. If necessary, please revise the Principal Investment Strategies and Principal Risks disclosure in the More Information About the Fund section consistent with Item 9 of Form N-1A and IM Guidance 2014-08.

Response:	After further evaluation of the Principal Investment Strategies and Principal Risks disclosure in the More Information About the Fund sections, the Funds believe that such disclosure is consistent with Form N-1A and Staff guidance.

Comment 6:	In the More Information About the Fund – Additional Investment Strategies and Policies - Understanding Annual Fund Operating Expenses section, please consider modifying the disclosure to state that other expenses were restated for certain share classes to reflect current transfer agency fees paid by the Fund.

Response:	After further review, we believe that the prospectus disclosure that appears as a footnote to the expense table, pursuant to Instruction 3(d)(ii)(B) of Item 3, addresses the substance of this Staff comment and need not be repeated, in part or in whole, in the More Information About the Fund – Additional Investment Strategies and Policies - Understanding Annual Fund Operating Expenses section. Therefore, additional disclosure regarding the restatement of expenses will not be added and the following sentence will be deleted:

The expense ratio for Class Y shares is based on estimated amounts for the Fund’s current fiscal year.

Comments on the prospectus for each of Columbia Large Cap Growth Fund II, Columbia Large Cap Growth Fund III and Columbia Large Cap Growth Fund V:

Comment 7:	Please consider including disclosure in the Principal Risks sections regarding the risks of investment in equity securities of large capitalization companies.

Response:	We believe that the existing disclosure in the Principal Risks sections, including the disclosure under “Market Risk” and “Issuer Risk,” adequately addresses the risks of investing in such securities.

Comments on the prospectus for each of Columbia Large Cap Growth Fund III and Columbia Large Cap Growth Fund V:

Comment 8:	Each Fund is changing the index to which it compares its performance (the comparative index) from the S&P 500 Index to the Russell 1000 Growth Index. Please supplementally explain why each Fund is changing its comparative index to a less broad-based market index.

Response:	Upon the recommendation of Columbia Management Investment Advisors, LLC (the Funds’ Investment Manager), the Board of Trustees of each Fund approved the change to each Fund’s comparative index in connection with the change to its principal investment strategies to provide a more appropriate basis for comparing each Fund’s performance.

Comments on the prospectus for Columbia Select Global Growth Fund:

Comment 9:	Please modify the disclosure regarding the Fund’s investment policy on investing in companies outside of the United States in the Principal Investment Strategies section to clarify how the Fund determines whether a company does business outside the United States.

Response:	The Fund’s Principal Investment Strategies will be modified to include the following sentence:

For purposes of this policy, the Fund considers a company to be doing business outside of the United States if it derives at least 50% of its revenue or profits from business outside the United States or has at least 50% of its sales or assets outside the United States.

Comment 10:	The Principal Risks sections include Small- and Mid-Cap Company Securities Risk. Please review the Fund’s Principal Investment Strategies sections and modify the disclosure to reflect any market capitalization ranges within which the Fund intends to invest.

Response:	The Fund’s Principal Investment Strategies sections include disclosure that the Fund may invest in companies of any size, which would include small- and mid-cap companies.

Comment 11:	In the Performance Information section, add disclosure stating that results shown for prior periods may have been different if the Fund was managed under the current principal investment strategies.

Response:	The requested disclosure will be added to the Performance Information section.

Comment 12:	In the Performance Information section, please clarify the number of other measures of performance (market indices) shown in the Average Annual Total Returns table.

Response:	The disclosure will be so-clarified.

Comments on the Statement of Additional Information (SAI):

Comment 13:	Please add disclosure to the Fundamental and Non-Fundamental Investment Policies – Non-fundamental Policies – Investment in Other Investment Companies section indicating that a Fund will consider underlying fund concentration policies, if it invests in another investment company, when complying with its concentration policy.

Response:	Each Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities. As such, we are unable to alter the Funds’ concentration policy at this time. Also, each Fund’s non-fundamental policies may only be changed with Board approval and, as such, we are unable to alter the Funds’ non-fundamental policies at this time (i.e., prior to the annual update).

Comment 14:	In the section About Fund Investments - Types of Investments – Credit Default Swap Agreements, with respect to the following sentence: “In connection with credit default swaps in which a Fund is the seller, the Fund will segregate or designate cash or other liquid assets or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).” Consider the phrase “or enter into offsetting positions” in view of the Dreyfus no-action letter under which offsetting transactions cannot be counted.

Response:	The Fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of the staff’s related no-action letters, including Dreyfus, the Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979), and other published Staff interpretative materials. We have reviewed our disclosure in this regard and have amended the paragraph to reflect the following:

A Fund’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owing to the Fund). In connection with credit default swaps in which a Fund is the buyer, the Fund will segregate or designate cash or other liquid assets in accordance with its policies and procedures. Such segregation or designation will ensure that a Fund has assets available to satisfy its obligations with respect to the transaction. Such segregation or designation will not limit a Fund’s exposure to loss.

Comment 15:	In the Fundamental and Non-Fundamental Investment Policies — Fundamental Policies section, please consider modifying the policy designated “D10” for clarity.

Response:	This fundamental policy (D10) is no longer in use, and as such has been removed from the SAI.

In connection with the above-referenced Filings, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the Filings. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filings, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Andrew Kirn at (612) 678-9052.

Sincerely,

/s/ Joseph L. D’Alessandro

Joseph L. D’Alessandro

Assistant Secretary

Columbia Funds Series Trust

EXHIBIT A – Annual Fund Operating Expenses tables

Large Cap Growth Fund II

Shareholder Fees (fees paid directly from your investment)
	Class A	Class B	Class C	Classes R, R4, R5, Y and Z

Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75%	None	None	None

Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00%(a)	5.00%(b)	1.00%(c)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B	Class C	Class R	Class R4	Class R5	Class Y	Class Z

Management fees	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%

Distribution and/or service (12b-1) fees	0.25%	1.00%	1.00%	0.50%	0.00%	0.00%	0.00%	0.00%

Other expenses(d)	0.20%	0.20%	0.20%	0.20%	0.20%	0.08%	0.03%	0.20%

Total annual Fund operating expenses	1.20%	1.95%	1.95%	1.45%	0.95%	0.83%	0.78%	0.95%

Less: Fee waivers and/or expense reimbursements(e)	(0.03%)	(0.03%)	(0.03%)	(0.03%)	(0.03%)	0.00%	0.00%	(0.03%)

Total annual Fund operating expenses after fee waivers and/or expense reimbursements	1.17%	1.92%	1.92%	1.42%	0.92%	0.83%	0.78%	0.92%

(a)	This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months after purchase, as follows: 1.00% if redeemed within 12 months after purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.

(b)	This charge decreases over time.

(c)	This charge applies to redemptions within 12 months after purchase, with certain limited exceptions.

(d)	Other expenses for Class A, Class B, Class C, Class R, Class R4, Class R5 and Class Z shares have been restated to reflect current transfer agency fees paid by the Fund and other expenses for Class Y shares are based on estimated amounts for the Fund’s current fiscal year.

(e)	Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and infrequent and/or unusual expenses) until June 30, 2017, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 1.17% for Class A, 1.92% for Class B, 1.92% for Class C, 1.42% for Class R, 0.92% for Class R4, 0.84% for Class R5, 0.79% for Class Y and 0.92% for Class Z.

Large Cap Growth Fund III

Shareholder Fees (fees paid directly from your investment)
	Class A	Class B	Class C	Classes I, R4, R5, Y and Z

Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75%	None	None	None

Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00%(a)	5.00%(b)	1.00%(c)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B	Class C	Class I	Class R4	Class R5	Class Y	Class Z

Management fees	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%

Distribution and/or service (12b-1) fees	0.25%	1.00%	1.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Other expenses(d)	0.22%	0.22%	0.22%	0.03%	0.22%	0.08%	0.03%	0.22%

Total annual Fund operating expenses	1.22%	1.97%	1.97%	0.78%	0.97%	0.83%	0.78%	0.97%

Less: Fee waivers and/or expense reimbursements(e)	(0.05%)	(0.05%)	(0.05%)	0.00%	(0.05%)	0.00%	0.00%	(0.05%)

Total annual Fund operating expenses after fee waivers and/or expense reimbursements	1.17%	1.92%	1.92%	0.78%	0.92%	0.83%	0.78%	0.92%

(a)	This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months after purchase, as follows: 1.00% if redeemed within 12 months after purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.

(b)	This charge decreases over time.

(c)	This charge applies to redemptions within 12 months after purchase, with certain limited exceptions.

(d)	Other expenses for Class A, Class B, Class C, Class R4, Class R5 and Class Z shares have been restated to reflect current transfer agency fees paid by the Fund and other expenses for Class Y shares are based on estimated amounts for the Fund’s current fiscal year.

(e)	Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and infrequent and/or unusual expenses) until June 30, 2017, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 1.17% for Class A, 1.92% for Class B, 1.92% for Class C, 0.78% for Class I, 0.92% for Class R4, 0.83% for Class R5, 0.78% for Class Y and 0.92% for Class Z.

Large Cap Growth Fund V

Shareholder Fees (fees paid directly from your investment)
	Class A	Class B	Class C	Classes I, R, R4, R5, W, Y and Z

Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75%	None	None	None

Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00%(a)	5.00%(b)	1.00%(c)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B	Class C	Class I	Class R	Class R4	Class R5	Class W	Class Y	Class Z

Management fees	0.73%	0.73%	0.73%	0.73%	0.73%	0.73%	0.73%	0.73%	0.73%	0.73%

Distribution and/or service (12b-1) fees	0.25%	1.00%	1.00%	0.00%	0.50%	0.00%	0.00%	0.25%	0.00%	0.00%

Other expenses(d)	0.20%	0.20%	0.20%	0.03%	0.20%	0.20%	0.08%	0.20%	0.03%	0.20%

Total annual Fund operating expenses	1.18%	1.93%	1.93%	0.76%	1.43%	0.93%	0.81%	1.18%	0.76%	0.93%

Less: Fee waivers and/or expense reimbursements(e)	(0.01%)	(0.01%)	(0.01%)	0.00%	(0.01%)	(0.01%)	0.00%	(0.01%)	0.00%	(0.01%)

Total annual Fund operating expenses after fee waivers and/or expense reimbursements	1.17%	1.92%	1.92%	0.76%	1.42%	0.92%	0.81%	1.17%	0.76%	0.92%

(a)	This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months after purchase, as follows: 1.00% if redeemed within 12 months after purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.

(b)	This charge decreases over time.

(c)	This charge applies to redemptions within 12 months after purchase, with certain limited exceptions.

(d)	Other expenses for Class A, Class B, Class C, Class R, Class R4, Class R5, Class W and Class Z shares have been restated to reflect current transfer agency fees paid by the Fund and other expenses for Class Y shares are based on estimated amounts for the Fund’s current fiscal year.

(e)	Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and infrequent and/or unusual expenses) until June 30, 2017, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 1.17% for Class A, 1.92% for Class B, 1.92% for Class C, 0.79% for Class I, 1.42% for Class R, 0.92% for Class R4, 0.84% for Class R5, 1.17% for Class W, 0.79% for Class Y and 0.92% for Class Z.

Select Global Growth Fund

Shareholder Fees (fees paid directly from your investment)
	Class A	Class C	Classes R, R4, R5, Y and Z

Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75%	None	None

Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00%(a)	1.00%(b)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class R	Class R4	Class R5	Class Y	Class Z

Management fees	0.87%	0.87%	0.87%	0.87%	0.87%	0.87%	0.87%

Distribution and/or service (12b-1) fees	0.25%	1.00%	0.50%	0.00%	0.00%	0.00%	0.00%

Other expenses(c)	0.44%	0.44%	0.44%	0.44%	0.33%	0.28%	0.44%

Total annual Fund operating expenses	1.56%	2.31%	1.81%	1.31%	1.20%	1.15%	1.31%

Less: Fee waivers and/or expense reimbursements(d)	(0.16%)	(0.16%)	(0.16%)	(0.16%)	(0.12%)	(0.12%)	(0.16%)

Total annual Fund operating expenses after fee waivers and/or expense reimbursements	1.40%	2.15%	1.65%	1.15%	1.08%	1.03%	1.15%

(a)	This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months after purchase, as follows: 1.00% if redeemed within 12 months after purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.

(b)	This charge applies to redemptions within 12 months after purchase, with certain limited exceptions.

(c)	Other expenses for Class A, Class C, Class R, Class R4, Class R5 and Class Z shares have been restated to reflect current transfer agency fees paid by the Fund and other expenses for Class Y shares are based on estimated amounts for the Fund’s current fiscal year.

(d)	Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and infrequent and/or unusual expenses) until June 30, 2017, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 1.40% for Class A, 2.15% for Class C, 1.65% for Class R, 1.15% for Class R4, 1.08% for Class R5, 1.03% for Class Y and 1.15% for Class Z.